

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Fabien Haubert
Chief Executive Officer
Senstar Technologies Corporation
119 John Cavanaugh Drive
Ottawa, ON
Canada K0A 1L0

> **Re: Senstar Technologies Corporation**
> **Registration Statement on Form F-4**
> **Filed September 27, 2023**
> **File No. 333-274706**

Dear Fabien Haubert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Tuvia J. Geffen